                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                 FINAL AMENDMENT

       Aetna Real Estate Associates, L.P., a Delaware Limited Partnership
       ------------------------------------------------------------------
                       (Name of Subject Company (Issuer)*

           Oak Investors, LLC, a Delaware limited liability company -

      Arlen Capital, LLC, a California limited liability company (Offerors)
      ---------------------------------------------------------------------

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                      Limited Partnership Depositary Units
                      ------------------------------------
                         (Title of Class of Securities)

                                  008161 10 10
                                  ------------
                      (CUSIP Number of Class of Securities)

 Don Augustine, Manager, Arlen Capital, LLC 1650 Hotel Circle North, Suite 200,
                     San Diego, CA 92101 Tel: (619) 471-1101
            with a copy to: Brian M. Hoye, Esq., Katten Muchin Zavis,
      1999 Avenue of the Stars, Suite 1400, Los Angeles, California 90067
                     Tel: (310) 788-4747 Fax: 310-788-4471
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
                 Transaction                   AMOUNT OF FILING FEE
           Valuation   $2,210,000                       $442
--------------------------------------------------------------------------------

|X| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


AMOUNT PREVIOUSLY PAID:       $442                   FILING PARTY:  Oak Investors, LLC; Arlen Capital, LLC
                         --------------------                    -----------------------------------------

FORM OR REGISTRATION NO.:     Schedule TO            DATE FILED:    February 12, 2001
                         --------------------                    -----------------------------------------


|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

    CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:
    |X|        THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
    |_|        ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
    |_|        GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
    |_|        AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

    CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: |X|

    THIS AMENDMENT NUMBER 2 CONSTITUTES THE FINAL AMENDMENT TO THE TENDER OFFER STATEMENT ON SCHEDULE TO (THE "SCHEDULE TO") AS AMENDED AND SUPPLEMENTED BY AMENDMENT NUMBER 1, FILED BY OAK INVESTORS, LLC, A DELAWARE LIMITED LIABILITY COMPANY (THE "PURCHASER"), AND ARLEN CAPITAL, LLC ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 2001. THE SCHEDULE TO RELATES TO THE TENDER OFFER BY PURCHASER TO PURCHASE UP TO 340,000 LIMITED PARTNERSHIP DEPOSITARY UNITS ("UNITS") OF AETNA REAL ESTATE ASSOCIATES, L.P., A DELAWARE LIMITED PARTNERSHIP (THE "PARTNERSHIP"), UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE DATED FEBRUARY 12, 2001 ("OFFER TO PURCHASE") AND THE RELATED AGREEMENT OF SALE TO INCLUDE THE INFORMATION SET FORTH BELOW. TERMS NOT OTHERWISE DEFINED BELOW SHALL HAVE THE MEANINGS ASCRIBED TO THEM IN THE SCHEDULE TO AND THE OFFER TO PURCHASE.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Item 5 is hereby supplemented and amended as follows:

    "The Offer expired at 12:00 Midnight, Eastern Time, on April 5, 2001. The Purchaser accepted for payment 3,585 Units (subject to properly exercised withdrawal rights) constituting approximately 0.02 percent (.02%) of the outstanding Units. To date, the Purchaser has accepted for payment a total of 843,656 Units, including the Units accepted for payment in this Offer, constituting approximately 6.6 percent (6.6%) of the outstanding Units."

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 7(a) is hereby supplemented and amended as follows:

    "The total amount of funds required by the Purchaser to purchase the 3,585 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $23,302.50. The Purchaser obtained such funds (plus amounts to pay fees and expenses) from the Note described in the Offer to Purchase."

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 18, 2001          OAK INVESTORS, LLC

                                         By:  Arlen Capital, LLC
                                                  its Manager


                                         By:  /s/ Don Augustine
                                              ----------------------------------
                                         Don Augustine, Manager


                                         ARLEN CAPITAL, LLC


                                         By:  /s/ Don Augustine
                                              ----------------------------------
                                         Don Augustine, Manager